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October 28, 2020

VIA EDGAR

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-3628 Attn: Perry J. Hindin, Special Counsel

Re:	GCI Liberty, Inc.

Amendment No. 2 to Schedule 13E-3 filed by GCI Liberty, Inc., Liberty Broadband Corporation, John C. Malone, et al. (File No. 005-38452)

GCI Liberty, Inc.

Amendment No. 2 to Preliminary Statement on Schedule 14A (File No. 001-38385)

Liberty Broadband Corporation

Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-248854)

Dear Mr. Hindin,

We hereby electronically file: on behalf of GCI Liberty, Inc. (“GCI Liberty”), Liberty Broadband Corporation (“Liberty Broadband”), John C. Malone, et al., under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 2 to the Transaction Statement on Schedule 13E-3, originally filed on September 17, 2020 (as amended, the “Schedule 13E-3”); on behalf of GCI Liberty, under the Exchange Act, Amendment No. 2 to its Preliminary Proxy Statement on Schedule 14A (as amended, the “Schedule 14A”), originally filed on September 17, 2020; and on behalf of Liberty Broadband, under the Securities Act of 1933, as amended, Amendment No. 2 to its Registration Statement on Form S-4 (as amended, the “Form S-4”), originally filed on September 17, 2020. The Schedule 14A and Form S-4 contain the joint proxy statement/prospectus of GCI Liberty and Liberty Broadband (the “joint proxy statement/prospectus”). Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the joint proxy statement/prospectus.

Set forth below are our responses to two oral comments provided by the Staff via telephonic conference on October 21, 2020 (the “Oral Comments”). All section references refer to the corresponding sections of the joint proxy statement/prospectus included in the Schedule 14A and Form S-4 that are filed herewith unless otherwise noted, and all page references in our responses are to the pages in the joint proxy statement/prospectus.

Securities and Exchange Commission	- 2 -	October 28, 2020

Oral Comment 1, Telephone Conference with Perry Hindin, October 21, 2020

In response to the Staff’s request for more information regarding the variables and assumptions disclosed in response to Comments 6 and 7 of the Staff’s letter to Samantha H. Crispin, dated October 8, 2020 (the “SEC Letter”), the disclosure on pages 110 through 115 of the joint proxy statement/prospectus have been revised to disclose these assumptions and variables in greater detail, including a quantification of the projected amounts of incremental revenue at Skyhook due to customer growth in 2021 and 2022, the expected percentage increases in Skyhook’s operating expenses and headcount costs for 2021 and 2022, the magnitude in potential decreases in Liberty Broadband’s corporate-level general and administrative expense and the magnitude of (i) growth in Data and Wireless products’ revenue and in operating expenses at GCI Holdings and (ii) declines in GCI Holdings’ Video products’ revenue and Voice products’ revenue.

Oral Comment 2, Telephone Conference with Mitchell Austin, October 21, 2020

In response to the Staff’s request that the disclosure previously provided in response to Comment 1 of the SEC Letter be supplemented with additional information in the joint letter to stockholders regarding the shares of non-voting Liberty Broadband Series C common stock to be received by holders of GCI Liberty Series A common stock, the joint letter to stockholders, which appears at the beginning of the joint proxy statement/prospectus, has been revised to further explain that, because each share of GCI Liberty Series A common stock will be converted into the right to receive 0.580 of a share of nonvoting Liberty Broadband Series C common stock, holders of GCI Liberty Series A common stock will no longer be entitled to voting rights following the effective time of the combination.

* * * * *

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2572.

Very truly yours,
/s/ Beverly B. Reyes
Beverly B. Reyes

cc:	Liberty Broadband Corporation
GCI Liberty, Inc.
Renee L. Wilm
Brittany A. Uthoff

Debevoise & Plimpton LLP
Jeffrey J. Rosen
Michael A. Diz

Baker Botts L.L.P.
Samantha H. Crispin
Nicole Perez